Management Discussion and Analysis

For the Nine Months Ended May 31, 2014

As at July 9, 2014

Introduction

The following Management Discussion and Analysis (“MD&A”) of Stellar Biotechnologies, Inc. (the “Company” or “Stellar”) has been prepared by management, in accordance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations as of July 9, 2014 and should read in conjunction with the condensed interim consolidated financial statements for the nine months ended May 31, 2014 and 2013 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”), and all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. The Company is presently a “Venture Issuer” as defined in NI 51-102. Additional information relevant to the Company’s activities can be found on SEDAR at www.SEDAR.com, the U.S. Securities and Exchange Commission EDGAR at www.sec.gov/edgar.shtml, and the Company’s website at www.stellarbiotechnologies.com.

All financial information in this MD&A related to the nine months ended May 31, 2014 and comparative information has also been prepared in accordance with IFRS. All dollar amounts are quoted in US dollars, the functional currency and presentation currency of the Company, unless specifically noted.

References in this report to “we,” “our,” “us,” the “Company,” “Stellar” or similar terms refer to Stellar Biotechnologies, Inc.

Cautionary Note Regarding Forward Looking Statements

This MD&A contains or incorporates forward-looking statements and information relating to the Company that are based on the beliefs of our management and assumptions made by and information currently available to us. When used in this document, the words “may,” “will,” “would,” “could,” “intend,” “plan,” “forecast,” “anticipate,” “believe,” “estimate,” “expect,” “should,” “might,” “potential,” “continue,” or similar expressions, as they relate to Stellar or its management, are intended to identify forward-looking statements. The forward-looking statements in this MD&A include, but are not limited to, statements related to our business strategy, regulatory activities, anticipated sources of revenue, changes in cost and expenses, sufficiency of current working capital, cost and availability of funding for research and development of our products, intention to develop or commercialize products, and sales and marketing strategy.

The forward-looking statements in this MD&A are made as at the date of this discussion and are subject to change after such date. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise. To the extent that any statements made in this document contain information that is not historical, these statements are considered forward-looking. The cautionary statements made in this report should be read as applying to forward-looking statements wherever they appear in this report.

Although the Company currently believes that the expectations reflected in forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions. Undue reliance should not be placed on such statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. Factors that could cause or contribute to these differences are discussed under “Risks and Uncertainties.”

The Company

Stellar Biotechnologies, Inc. is an international biotechnology company listed on the Canadian TSX Venture Exchange (the “Exchange”) as a Tier 2 issuer under the ticker symbol “KLH” and on the U.S. OTCQB Marketplace under the ticker symbol “SBOTF.” The Company’s principal executive offices are located in Port Hueneme, California, USA.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 1 -	For the Nine Months Ended May 31, 2014

 Business Overview

Stellar is engaged in the research, development, manufacture and commercialization of Keyhole Limpet Hemocyanin (“KLH”), and related products and technologies.  Our goal is to serve the growing demand for this essential molecule in immunotherapeutic and immunodiagnostic markets.

KLH is a high molecular weight (HMW), immune-stimulating protein widely used in immunological applications, both as an active pharmaceutical ingredient (API) in certain immunotherapies (such as for the treatment of cancer, inflammatory disease and immune disorders) and as a finished product for testing immune status in patients and research settings.

KLH is refined from the hemolymph of a relatively scarce ocean mollusk, the Giant Keyhole Limpet (Megathura crenulata). KLH has a long history of safe use in a wide variety of clinical and research applications.

The Company has considerable intellectual property related to KLH and the environmental protection of the Giant Keyhole Limpet including, but not limited to, specialized aquaculture systems and technologies; spawning, selection and maintenance of Megathura crenulata; non-lethal KLH protein extraction methods; the processing, purification and production of KLH formulations; and certain immunotherapy technology targeting infectious disease. The Company refers to its proprietary technology and products by the brand “Stellar KLH™.”

We offer Stellar KLH™ products for preclinical and clinical applications such as HMW and subunit protein in various grades, formulations and configurations, as well as certain preclinical in vitro diagnostic kits. Our customers include biotechnology and pharmaceutical companies, academic institutions, and clinical research organizations.

We believe we are the leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin. We base this belief on our expanding intellectual property, ground-breaking achievements in aquaculture science, KLH production capacity milestones, and KLH sustainable manufacturing know-how.

In July 2013, Stellar acquired exclusive, worldwide license from the University of Guelph to certain patented KLH-complementary immunotherapy technology for the treatment and diagnosis of Clostridium difficile infection (C. diff). This technology acquisition represents a significant strategic expansion for the Company and is a proprietary platform for the Company’s first active immunotherapy development program.

To date, the Company has primarily funded operations by the issuance of common shares, exercise of warrants, government grant revenues, and income from commercial supply contracts and KLH product sales.

In September 2013, the Company closed a private placement financing raising total gross proceeds of $12,000,000 (the “Private Placement”).  The Private Placement included a brokered portion sold to institutional and accredited investors totaling $5,000,000 and a non-brokered portion totaling $7,000,000. The non-brokered portion included a $5 Million investment by Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer. The proceeds of the Private Placement will be used for product research, aquaculture and KLH production development, capital expenditures and working capital. Details regarding the Private Placement are available herein and in the Company’s financial reports and filings.

Stellar KLH™ Technology

Keyhole Limpet Hemocyanin (“KLH”) is an immunogenic protein, meaning a substance that naturally induces an immune response.  KLH is a highly effective T-cell dependent carrier protein that induces MHC Class I and Class II-restricted immune responses via antigen presenting cells. KLH has a long history (40+ years) of safe use in humans and in a wide variety of research applications.

KLH is widely used in immunological applications, both as an active pharmaceutical ingredient (API) in certain immunotherapies and as a finished product for testing immune system status in patients and research settings.

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Stellar Biotechnologies, Inc.	- 2 -	For the Nine Months Ended May 31, 2014

As an API, KLH is an effective and safe carrier molecule for vaccine antigens that are used to promote the generation of antibody and cell-mediated immune responses against targeted indications such as cancer, inflammatory disease, Alzheimer’s disease, and immune disorders. However, many subunit vaccine antigens require a carrier molecule or adjuvant in order to be effective. The combination of an antigen against specific pathogenic targets (e.g. tumors, microbials, over-expressed proteins), conjugated to the immunogenic KLH molecule, is the basis for a promising new class of drugs known as active immunotherapies or therapeutic vaccines.

The following is a list of examples of KLH-based therapeutic vaccines in development in the U.S. and internationally: TNFα Kinoid vaccine for rheumatoid arthritis & Crohn's disease, IFNα Kinoid vaccine for systemic lupus erythematosus, autologous vaccine for lymphoma, Globo-H-KLH vaccine for metastatic breast cancer, MUC-2-KLH vaccine for prostate cancer, and vaccines for various other cancers and disorders.

KLH also has diagnostic applications as a finished product.  It is extensively used by pharmaceutical companies and researchers as a safe, immune-stimulating antigen in drug screening, drug immunotoxicology and assessment of immune status. For example, KLH is a standard immunogen in T-Cell Dependent Antibody Response (TDAR), a functional assay used to assess an antibody response. TDAR with KLH is widely recognized as a standard test for monitoring the effects of drugs on the immune system.

KLH is refined from the hemolymph of a relatively scarce ocean mollusk, the Giant Keyhole Limpet (Megathura crenulata). Megathura crenulata is native only to the rocky Pacific Ocean waters off California and Baja.  Its natural habitat is the shallow depths below low tide line.

The large size and complexity of the KLH molecule make it unsuitable for synthetic production; therefore it must be purified from its natural source, which is rare and believed to be diminishing in population.

The Company has developed considerable intellectual property related to KLH and the environmental protection of the Giant Keyhole Limpet including, but not limited to, specialized aquaculture systems and technologies; spawning, selection and maintenance of Megathura crenulata; non-lethal KLH protein extraction methods; and the processing, purification and production of KLH formulations. The Company holds the only U.S. patent for the non-lethal extraction of hemocyanin from gastropod mollusks. This core technology is the basis for the Company’s leading position in the development and sustainable manufacture of KLH. The Company refers to its proprietary technology and products by the brand “Stellar KLH™.” The Company also has intellectual property to certain KLH-complementary immunotherapy technology for the treatment and diagnosis of Clostridium difficile infection (C. diff).

Stellar Biotechnologies achieved an industry milestone in aquaculture science by successfully sustaining the complete life cycle of the Giant Keyhole Limpet (Megathura crenulata). Stellar’s leading aquaculture program now boasts multiple generations of the Giant Keyhole Limpet, grown entirely within the Company’s own land-based facility.  Stellar achieved this industry milestone by developing and optimizing proprietary methods that successfully support this special marine creature – from embryo to the protein-producing adult mollusk.

Stellar’s aquaculture program is the culmination of decades of specialized development by the Company across a range of disciplines. It is also the cornerstone of the Company’s environmental commitment to protecting the Giant Keyhole Limpet (Megathura crenulata).

As a result of operational achievements such as these, the Company believes it has positioned itself to be the primary company capable of assuring supplies of GMP-grade KLH in commercial quantities that can meet anticipated long-term demand within the pharmaceutical industry.

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Stellar Biotechnologies, Inc.	- 3 -	For the Nine Months Ended May 31, 2014

Stellar KLH™ Products

The Company’s products include HMW and subunit KLH protein in various grades, formulations and configurations, as well as certain preclinical in vitro diagnostic kits. Products offered include:

•	Stellar KLH™ Protein for Vaccine Conjugation
•	Stellar KLH™ Protein for T-Cell Dependent Antibody Response (TDAR) and Immune Function Testing
•	Custom KLH Formulations, Conjugations and Fill Finishes
•	Stellar KLH™ ELISA Assay Test Kits for the detection of KLH antibodies.

Recent Milestones

Following is a summary of key business, research, and development milestones that are currently active during the nine months ended May 31, 2014 and up to the date of this MD&A:

Private Placement Financing

On September 23, 2013, the Company announced the closing of a private placement financing raising total gross proceeds of $12,000,000 (the “Private Placement”).  The proceeds of the Private Placement will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

In connection with the Private Placement, the Company issued a total of 11,428,570 units (the “Units”) for total gross proceeds of $12,000,000, completed in two closings ($10 Million in gross proceeds announced September 10, 2013 (the “Initial Closing”) and an additional $2 Million in gross proceeds announced September 23, 2013 (the “Final Closing”).  The Private Placement included a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 Units) (the "Brokered Offering") and a non-brokered portion totaling $7,000,000 (6,666,667 Units) (the "Non-brokered Offering").

The Non-Brokered Offering included a $5,000,000 investment by Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer.

Each Unit, sold for $1.05, comprises one share of Stellar’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of $1.35 for a period of three years from the issuance date of the Warrants.

Newport Coast Securities, Inc., an SEC registered broker-dealer and FINRA member firm, served as the exclusive placement agent on behalf of the Company for the Brokered Offering and received a commission totaling $346,325 and 333,333 placement agent warrants (the “Agent Warrants”). Each Agent Warrant entitles the holder to purchase one additional share of Stellar’s common stock at a purchase price of $1.05 for a period of three years from the issuance date of the Agent Warrants. A total of 200,000 agent warrants are exercisable at $1.05 on or before September 9, 2016 and 133,333 agent warrants are exercisable at $1.05 on or before September 20, 2016.

Subject to additional requirements imposed by the United States Securities Act of 1933, as amended (the “1933 U.S. Securities Act”) requiring longer hold-periods on certain of the securities for resale by U.S. subscribers in the U.S. market and a lock-up agreement with certain holders of the securities, the securities issued in the Initial Closing (2,857,143 Brokered Offering Units, 6,666,667 Non-Brokered Offering Units, and 200,000 Agent Warrants) were subject to a hold period that expired January 10, 2014 and the securities issued in the Final Closing (1,904,760 Brokered Offering Units and 133,333 Agent Warrants) were subject to a hold period that expired January 21, 2014.

The securities sold by Stellar in the private placement were not registered under the 1933 U.S. Securities Act or United States state securities laws and were sold in reliance upon exemptions from the registration requirements of the 1933 U.S. Securities Act and such laws. Therefore, such securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 U.S. Securities Act and any applicable state securities laws.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 4 -	For the Nine Months Ended May 31, 2014

Clostridium difficile Active Immunotherapy Development Program

Stellar acquired the exclusive, worldwide license to patented technology for the development of human immunotherapies against Clostridium difficile infection (“C. diff”) from the University of Guelph (Ontario, Canada) (“Guelph”) (“C. diff License”) in July 2013.

Clostridium difficile is a major and growing cause of mortality and morbidity in hospitalized patients. C. diff is a bacteria which causes diarrhea and abdominal pain and is spread person to person. It is commonly found in the intestine and infections can be life-threatening for those taking antibiotics or who have serious pre-existing health issues. The incidence of C. diff infections is at a record high in the U.S. with more than 330,000 cases reported annually.  Related hospitalizations have tripled in the last decade and deaths related to C. diff increased 400% in recent years.  The cost of C. diff-related treatment in the U.S. and Europe is estimated at more than $7 billion annually.

The C. diff License gives Stellar exclusive rights to develop, manufacture and sell human vaccines to treat C. diff infection that derive from technology covered by Guelph patents.  The C. diff License also includes human diagnostic applications.  Specifically, the agreement covers a family of international patents and patent applications related to the cell-wall polysaccharide of C. diff named PS.

Stellar’s active immunotherapy technology for C. diff targets cell-surface antigens expressed across many strains of C. diff bacteria.  Stellar’s approach combines selected polysaccharides of C. diff conjugated to Stellar KLH as carrier and adjuvant. A PS-KLH conjugate vaccine may develop into a next-generation active immunotherapy treatment for this formidable disease.

The C. diff License agreement provides for Stellar to pay to Guelph license fees in a combination of cash, stock and warrants, and milestone payments upon achievement of financing, development and sales targets.  Stellar will pay royalties on revenues and reimburse patent costs.  In August 2013, Guelph received 371,200 common shares and 278,400 warrants.  Each warrant provided Guelph the right to purchase one common share on or before January 23, 2015, at a purchase price of CDN$1.25 per share.

In October 2013, Stellar announced that positive results from a preclinical study of the Company’s KLH-conjugate active immunotherapy vaccine were presented in an oral presentation at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8) held in Australia and also in a poster at the 7th Vaccine and ISV Congress held in Spain. The study described the design of a PS-KLH immunotherapy vaccine and its evaluation in a murine model of C. diff infection. In the study, preliminary data demonstrated that vaccination with a PS-KLH conjugate vaccine was effective in conferring protective immunity against C. diff infection, by improving survival in vaccinated mice compared to unvaccinated controls.  The study results suggest that Stellar’s PS-KLH active immunotherapy technology shows promise as an effective approach to treating C. diff.

Preclinical development of the Company’s C. diff technology is ongoing.

Collaboration Agreement

In December 2013, Stellar announced that it entered into a collaboration agreement with Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer (“Amaran”) to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade Keyhole Limpet Hemocyanin (“KLH”). Amaran designs, develops, and manufactures active immunotherapies such as OBI-822, the lead immunotherapy product of OBI Pharma, Inc.

OBI-822 is currently being evaluated for the treatment of metastatic breast cancer in International Phase II/III clinical trials in the United States, Taiwan, South Korea, India and Hong Kong. OBI-822 is in Phase III in Taiwan and in Phase II in the U.S., South Korea, India and Hong Kong.

The agreement provides for Amaran to pay to Stellar fees for certain expenses and costs associated with the development program. Subject to certain conditions and timing, the collaboration also provides for the companies to negotiate a commercial supply agreement for Stellar KLH™ in the future.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 5 -	For the Nine Months Ended May 31, 2014

Aquaculture and Manufacturing

Stellar’s aquaculture program is the culmination of decades of specialized development by the Company across a range of disciplines. It is also the cornerstone of the Company’s environmental commitment to ensuring survival of the Giant Keyhole Limpet (Megathura crenulata) species.

The Company has developed methods for the cultivation of the Giant Keyhole Limpet (Megathura crenulata), the marine source for KLH protein, which we believe allows us to deliver an unprecedented level of control, quality and traceability related to our KLH protein products. Management believes that Stellar now has the only demonstrated aquaculture system with multiple generations of the Giant Keyhole Limpet spawned, grown and sustained within a land-based facility. Other KLH suppliers are reliant on scarce, wild populations of limpets. Management believes that it is positioning the Company to be the only company capable of assuring supplies of GMP-grade KLH in commercial quantities that can meet anticipated long-term demand within the pharmaceutical industry.

Given sufficient funding to continue scale-up, Stellar’s projected production capacity is 4-5 kilograms per year within the next four years, and up to 20 kilograms per year a few years after that, depending on customers’ requirements and our ability to execute supply commitments.

Patents

Patent coverage for the Company’s active immunotherapy technology for the treatment of Clostridium difficile recently expanded and now includes coverage in the United States, China, New Zealand and Japan.  These patents describe certain novel cell surface polysaccharides and their chemical structures with broad claims covering antigen and vaccine compositions for the treatment, prevention and diagnosis of C. diff infection.  Stellar holds the exclusive, worldwide rights to develop, manufacture and sell human vaccines and other products derived from these patents, licensed from the University of Guelph.

Scientific Presentations & Peer-Review Publication

The pharma/biotech industry considers peer-review publication and conference presentations essential to validating scientific quality. In addition, we know the importance of these activities to advancing Stellar’s competitive position, establishing Stellar at the forefront of KLH science, and broadening exposure for the Company with potential corporate partners and customers.

Stellar was proud to have its work accepted for peer-review publication, and presented at scientific conferences, this past year. Below is a recap of our accomplishments to date in fiscal year 2014.

March 2014, Gordon Research Conference (GRC) on Marine Natural Products. Poster presentation titled “Keyhole Limpet Hemocyanin (KLH): Protecting the Sole Marine Source of an Important Pharmaceutical Product.” This poster recapped the importance of KLH protein to the pharmaceutical industry’s development of new immunotherapies, and it also highlighted the Company’s advancements in aquaculture and KLH production aimed at sustainably meeting future industry need for KLH.

February 2014, Aquaculture America 2014. Poster presentation titled “When is a Keyhole Limpet a Giant?: A Rapid Assay to Verify Megathura Crenulata Hemocyanin.” This posted related to work conducted jointly by Stellar’s scientists and California State University, Fullerton, involving development of a rapid, cost-effective method of verifying the source of a hemolymph product; specifically, a PCR-based test to positively identify if hemolymph is KLH and not from another gastropod species.

October 2013, 7th Vaccine and ISV Congress. Poster presentation titled “Immunization with Clostridium difficile PSII Polysaccharide Antigens Adjuvanted with KLH Induced Broad-based Enhancement of Adaptive Immune Responses and Protection in Mice.” This poster related to the recent study in mice of Stellar’s newly acquired active immunotherapy technology for the treatment of C. diff infection. In the study, vaccination with a PSII-KLH conjugate vaccine conferred protection against C. diff infection, measured by improved survival rates in vaccinated mice compared to unvaccinated controls. The study concluded that the C. diff PSII-KLH immunotherapy approach was safe and efficacious in a preclinical model. Further preclinical development is underway.

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Stellar Biotechnologies, Inc.	- 6 -	For the Nine Months Ended May 31, 2014

October 2013, 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8). Oral presentation titled “An Anti-C. difficile PSII Polysaccharide-KLH Conjugate Vaccine is Efficacious in Mice.” This oral presentation is the result of preclinical research conducted together by scientists from Stellar and Guelph. In the study, the data demonstrated that vaccination with a PSII-KLH conjugate vaccine was effective in conferring protective immunity against C. diff infection, by improving survival in vaccinated mice compared to unvaccinated controls.  The study results suggest that Stellar’s PSII-KLH active immunotherapy technology may be an effective approach to treating C. diff.  Additional preclinical research is underway.

Management and Directors

In November 2013, the Company announced the appointment of Mark McPartland as Vice President of Corporate Development and Communications. Also in November 2013, the Company appointed Kathi Niffenegger, CPA as Chief Financial Officer (CFO) and Catherine Brisson, Ph.D. as Chief Operating Officer (COO). Ms. Niffenegger has served as our Corporate Secretary since July 2013 and previously held the positions of U.S. Corporate Controller for Stellar since 2012, and outside CPA since the Company subsidiary’s inception in 1999. Dr. Brisson previously held the positions of Chief Pharmaceutical Officer (CPO) since August 2012 and Executive Director for Quality and Regulatory Affairs since joining the Company in November 2010.

In September 2013, the Company announced the appointment of Tessie Mary Che, Ph.D. to the Company’s Board of Directors. Dr. Tessie Che is currently Chair of the Board of Directors of Amaran Biotechnology, Inc., a privately-held biopharmaceuticals manufacturer based in Taiwan. Stellar’s recent $12 Million Private Placement included a $5 Million investment by Amaran Biotechnology.

Key Employees

Frank R. Oakes is President, Chief Executive Officer (CEO), a Director and Chair of the Board of Directors. Mr. Oakes has more than 30 years of management experience in biotechnology and aquaculture including a decade as CEO of The Abalone Farm, Inc., during which he led that company through the R&D, capitalization, and commercialization phases of development to become the first profitable and largest producer of abalone in the United States. He is the inventor of the company’s patented method for non-lethal extraction of hemolymph from the keyhole limpet. He is the Principal Investigator on the company’s current Small Business Innovation Research (“SBIR”) grant from the National Science Foundation and was Principal Investigator on the company’s Phase I and II SBIR grants from the NIH’s Centre for Research Resources, as well as for a California Technology Investment Partnership (“CalTIP”) grant from the Department of Commerce. He has consulted and lectured for the aquaculture industry around the world. Mr. Oakes holds a Bachelor of Science degree from California State Polytechnic University, San Luis Obispo and is a graduate of the Los Angeles Regional Technology Alliance (“LARTA”) University’s management-training program. Mr. Oakes was a founder of the Company’s subsidiary in 1999. He assumed his current role of Chairman of the Board, President and CEO of the Company upon the reverse merger transaction in April 2010.

Herbert Chow, Ph.D. is Chief Technology Officer (CTO). Dr. Chow has more than 25 years of experience in business management and product development positions in new biologic devices, clinical diagnostic and consumer diagnostic markets. He has operational expertise in developing and commercializing innovative technologies, and building successful strategic partnership in the fields of medical diagnostic and therapeutic devices. Previously, he held key senior management positions with start-up biotechnology companies, as well as international pharmaceutical companies Abbott Labs and Johnson & Johnson. Dr. Chow earned a BS in Microbiology and Immunochemistry at Ohio State University and a Ph.D. in Immunopathology at the University of Illinois. Dr. Chow has been granted nine patents in chemical processing, microfluidic devices, liquid sensing devices and medical devices for point-of-care diagnosis.  Dr. Chow joined Stellar Biotechnologies in May 2010 and was appointed Chief Technology Officer in August 2012.

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Stellar Biotechnologies, Inc.	- 7 -	For the Nine Months Ended May 31, 2014

Catherine Brisson, Ph.D. is Chief Operating Officer (COO). Dr. Brisson has more than 20 years of experience in the biotechnology, pharmaceutical and medical device industries with strong expertise, and broad scientific and operational understanding, in the areas of quality assurance, quality control, regulatory affairs, manufacturing, and product development.  She has extensive background in process development and in the preparation and review of regulatory submissions and subsequent maintenance; as well as a strong working knowledge of global regulatory requirements.  Previously, Dr. Brisson held key senior management positions with start-up biotechnology companies, as well as Sicor Pharmaceuticals (Teva Parenteral Products). Dr. Brisson holds a B.S. degree in Chemistry from North Carolina State University and a Ph.D. in Organic Chemistry from the University of North Carolina. Dr. Brisson joined Stellar Biotechnologies in November 2010 and was appointed Chief Pharmaceutical Officer in August 2012. She assumed her current role of Chief Operating Officer in November 2013.

Kathi Niffenegger is Chief Financial Officer (CFO) and Corporate Secretary. Ms. Niffenegger has more than 30 years of experience in accounting and finance in a range of industries. She previously served as Stellar’s outside CPA since the Company subsidiary’s founding in 1999 and Controller since May 2012.  Ms. Niffenegger was previously technical partner in the audit division of Glenn Burdette CPAs, obtained CFO experience at Martin Aviation, and began her CPA career at Peat, Marwick, Mitchell & Co. (now KPMG LLP).  She held leadership roles for audits of manufacturing, aquaculture, pharmaceutical, and governmental grant clients, and developed specific expertise in cost accounting systems and internal controls.  Ms. Niffenegger holds a B.S. degree in Business Administration from California State University, Long Beach. Ms. Niffenegger joined Stellar Biotechnologies in May 2012 as Controller and was appointed Corporate Secretary in July 2013. She assumed her current role of Chief Financial Officer in November 2013.

Mark McPartland is Vice President of Corporate Development and Communications. Mr. McPartland has more than 16 years of experience in business development, capital markets advisory, corporate communications and C-suite consulting. Prior to joining Stellar, he served as Senior Vice President at MZ Group, a subsidiary of @titude Global, the world’s largest independent global investor relations (“IR”) consulting firm, which served as Stellar’s IR agency. Mr. McPartland’s background includes guiding the development and execution of corporate strategy for private and public companies at all stages of commercial evolution, including early- and mid-stage biopharmaceutical entities. His previous positions include Vice President and Partner at Alliance Advisors, LLC and Regional Vice President of Hayden Communications, Inc. Mr. McPartland holds a B.S. in Business Administration and Marketing from Coastal Carolina University. Mr. McPartland joined Stellar Biotechnologies in November 2013 in his current role as Vice President of Corporate Development and Communications.

Corporate Objectives

Stellar Biotechnologies will work to deliver positive returns to our customers, partners, shareholders and employees through these corporate objectives:

•	Expand our Stellar KLH™ technology portfolio through ongoing research and development and selective acquisition, while maintaining a strong balance sheet with careful resource management.
•	Seize opportunities for commercial growth that build on our strengths and core competencies in KLH development and immunotherapy.
•	Identify strategic pathways that leverage our KLH products and expertise into immunotherapy solutions.
•	Diligently grow our corporate image and public market recognition through increased transparency, financial reporting methods and responsible communications.

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Stellar Biotechnologies, Inc.	- 8 -	For the Nine Months Ended May 31, 2014

Significant News and Events

a)	September 23, 2013, the Company announced, further to its new releases of August 22, 2013 and September 10, 2013, the closing of its private placement and issued 11,428,570 units for total gross proceeds of $12,000,000, completed in two closings. The private placement included a brokered portion sold to institutional and accredited investors totaling $5,000,000 (4,761,903 units) (the “Brokered Offering”) and a non-brokered portion totaling $7,000,000 (6,666,667 units) (the “Non-brokered Offering”). The non-brokered offering included a $5,000,000 investment by Amaran Biotechnology, Inc., a privately privately-held Taiwan biopharmaceuticals manufacturer. Each unit, sold for $1.05, comprises one share of the Company’s common stock and one half of a share purchase warrant (each whole warrant, a “Warrant”). Each warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.35 for a period of three years from the issuance date of the warrants. A broker received $346,325 and 333,333 agent warrants (the “Agent Warrants”). Each agent warrant entitles the holder to purchase one additional share of the Company’s common stock at a purchase price of $1.05 for a period of three years from the issuance date of the agent warrants. Subject to additional requirements imposed by the 1933 U.S. Securities Act requiring longer hold-periods on certain of the securities for resale by U.S. subscribers in the U.S. market and a lock-up agreement with certain holders of the securities, the securities issued in the Initial Closing (2,857,143 brokered offering units, 6,666,667 non-brokered offering units, and 200,000 agent warrants) were subject to a hold period that expired January 10, 2014 and the securities issued in the Final Closing (1,904,760 brokered offering units and 133,333 agent warrants) were subject to a hold period that expired January 21, 2014. The proceeds of the private placement will be used for product research, aquaculture and KLH production development, capital expenditures and working capital.

b)	September 25, 2013, the Company announced the appointment of Tessie May Che, Ph.D. to the Company’s Board of Directors. Dr. Che is currently Chair of the Board of Directors of Amaran Biotechnology, Inc.

c)	October 21, 2013, the Company announced presentation of positive results from a preclinical study of its KLH-conjugate active immunotherapy vaccine demonstrating protection against C. diff infection in mice. The oral presentation was made at the 8th International Conference on the Molecular Biology and Pathogenesis of the Clostridia (ClostPath 8) in Queensland, Australia.

d)	October 28, 2013, the Company announced presentation of a preclinical poster at the 7th Vaccine and ISV Congress in Sitges, Spain. The poster related to a recent study in mice of Stellar’s active immunotherapy technology targeting the treatment of C. diff infection.

e)	November 1, 2013, the Company announced it granted 495,000 stock options exercisable at $1.83 for a period of seven years under the Company’s share option plan.

f)	November 5, 2013, the Company announced the appointment of Kathi Niffenegger, CPA to the position of Chief Financial Officer (CFO) and Catherine Brisson, Ph.D. to the position of Chief Operating Officer (COO).

g)	November 15, 2013, the Company announced it granted 100,000 stock options exercisable at $1.84 for a period of seven years under the Company’s Share Option Plan.

h)	November 20, 2013, the Company announced the appointment of Mark McPartland to the position of Vice President of Corporate Development and Communications.

i)	December 9, 2013, the Company announced issuance of two additional patents covering the Company’s active immunotherapy technology for the treatment of Clostridium difficile infection (C. diff). The Company holds the exclusive, worldwide rights to develop, manufacture and sell human vaccines and other products derived from these patents.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 9 -	For the Nine Months Ended May 31, 2014

j)	December 12, 2013, the Company announced that it entered into a collaboration agreement with Amaran Biotechnology, Inc., a privately-held Taiwan biopharmaceuticals manufacturer to develop and evaluate methods for the manufacture of OBI-822 active immunotherapy using Stellar’s GMP grade Keyhole Limpet Hemocyanin. OBI-822 is a new generation of active immunotherapy and the lead immunotherapy product of OBI Pharma, Inc.

k)	On December 20, 2013, the Board of Directors approved amendments to the Share Option Plan to increase the number of Common Shares reserved for issuance pursuant to the exercise of stock options from 8,785,000 to 10,000,000 (which would represent approximately 13% of the Company’s currently issued and outstanding Common Shares). The plan amendments were later approved by the shareholders and the TSX Venture Exchange.

l)	December 27, 2013, the Company announced that the Board approved an advance notice policy that requires advance notice be given to the Company in certain circumstances where nominations of persons for election to the Board are made by shareholders. The advance notice policy also sets a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders. The policy was later approved by the shareholders.

m)	January 15, 2014, the Company announced the adoption of a new shareholder rights plan to ensure, to the extent possible: (i) that all shareholders are treated fairly in connection with any takeover offer for the Company, and (ii) in the event of an unsolicited bid, to ensure that the board of directors is provided with a sufficient period of time to evaluate unsolicited takeover bids and to explore and develop alternatives to maximize shareholder value. The plan was later approved by the shareholders.

n)	February 12, 2014, the Company announced presentation of a poster at Aquaculture America 2014 in Seattle, Washington. The poster described a new method for verifying authenticity of KLH, the result of work conducted jointly by Stellar’s scientists and California State University, Fullerton.

o)	February 13, 2014, the Company announced that it was named to the 2014 TSX Venture 50®, a ranking of the top performing companies on the TSX Venture Exchange. The Company was the top ranked company across all five industry sectors of the TSX Venture 50® list.

p)	February 18, 2014, the Company announced that it had held its Annual General and Special Meeting of Shareholders (the “Meeting”) on Thursday, February 13, 2014 at which all Meeting resolutions were approved. The resolutions approved by the shareholders included: (1) setting of the number of directors; (2) the election of directors; (3) the re-appointment of the Company’s auditors for 2014; (4) ratification and approval of the Company’s advance notice policy; (5) adoption of the Company’s Share Option Plan; and (6) ratification and approval of the Company’s 2014 Shareholder Rights Plan. The Board of Directors also appointed officers of the Company and members of the Audit Committee.

q)	March 3, 2014, the Company announced presentation of a poster at the Gordon Research Conference on Marine Natural Products. The poster recapped the importance of KLH protein to the pharmaceutical industry’s development of new immunotherapies, and highlighted the Company’s sustainable manufacturing accomplishments.

r)	June 6, 2014, the Company announced the appointment of Gregory T. Baxter, Ph.D. and Charles V. Olson, D.Sc. to its Scientific Advisory Board.

Liquidity and Capital Resources

The Company had a cash position on May 31, 2014 of $14,785,468 (August 31, 2013 - $7,859,889) and working capital of $13,946,011 (August 31, 2013 - $4,225,714).

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 10 -	For the Nine Months Ended May 31, 2014

During the nine months ended May 31, 2014, the Company received $7,000,000 gross proceeds under private placements (with $5,000,000 of the September 2013 private placement subscribed and received prior to August 31, 2013) and $4,358,084 gross proceeds from the exercise of warrants and options.

The Company has incurred significant losses and has an accumulated deficit of $29,008,575 as at May 31, 2014 (August 31, 2013 - $25,204,026). Of this deficit, $7,866,234 relates to noncash change in fair value of warrant liability as at May 31, 2014 (August 31, 2013 - $8,689,153). As discussed further below, changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

In the past, the Company financed its cash requirements primarily through a combination of commercial sales, contract income, grant revenues and equity private placements.

The Company expects to finance its future expenditures through revenues from commercial sales, contract income, grant revenues, and by using cash from private placements. The Company is confident that it will achieve these revenues and cash flows, however, these events are dependent upon certain factors outside of the Company’s control. If not achieved, the Company may be required to obtain additional financing or curtail its development activities and operations.

Results of Operations

For the Nine Months Ended May 31, 2014

Revenue for the nine months ended May 31, 2014 comprised $69,269 commercial sales (2013 - $51,275), $147,000 contract income (2013 - $45,000) and $36,579 grant revenue (2013 - $154,147). The fluctuations were caused by increased commercial sales, contract income from the Amaran collaboration agreement and the NSF grant completion during the first quarter of fiscal 2014.

The Company had a net loss of $3,804,549 for the nine months ended May 31, 2014 as compared to net loss of $5,581,319 for the nine months ended May 31, 2013. This was a decreased loss of $1,776,770 over the prior period which can be mainly attributed to:

•	As a result of having exercise prices denominated in other than the Company’s functional currency, the Company’s warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with noncash adjustments to fair value recognized through the condensed interim consolidated statements of loss and comprehensive loss. Fair values are based on Black-Scholes option pricing model. During the nine months ended May 31, 2014, there was a gain on fair value of warrant liability of $822,919 (2013 – loss of $2,981,740) for a net fluctuation of $3,804,659 lower loss than the prior period. The gains and losses in these periods are a reflection of the Company’s share price fluctuations with increases in share prices causing greater warrant liability and a loss on fair value of warrant liability, while decreases in share prices cause a gain on fair value of warrant liability. The gain in the current period was caused by the Company’s share price decreasing from August 31, 2013 to May 31, 2014, while the loss in the prior period was caused by share price increasing from August 31, 2012 to May 31, 2013. Changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

•	Share-based payments of $899,461 for the nine months ended May 31, 2014 (2013 - $521,987) for a net fluctuation of $377,474, due to the timing of granting stock options and their related vesting periods during the current period compared to the prior period.

•	Salaries, wages and benefits of $1,066,785 for the nine months ended May 31, 2014 (2013 - $554,882) for a net fluctuation of $511,903. This was caused by additional personnel in the current period. The Company also discontinued the temporary voluntary salary reductions that were initiated in the prior period.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 11 -	For the Nine Months Ended May 31, 2014

•	Research and development of $1,370,581 for the nine months ended May 31, 2014 (2013 - $684,662) for a net fluctuation of $685,919. This was due to an increase in research and development activity in the current period, particularly outside contracts for C. diff research.

•	General and administration expenses of $620,981 for the nine months ended May 31, 2014 (2013 - $416,702) for a net fluctuation of $204,279. This was caused by an increase in overall activity in the current period. The Company also discontinued the temporary expense reductions that were initiated in the prior period.

•	Foreign exchange loss of $195,310 for the nine months ended May 31, 2014 (2013 - $60,343) for a net fluctuation of $134,967. This was due to weakness in the Canadian to U.S. foreign exchange rates. The portion of the foreign exchange loss realized in cash for the nine months ended at May 31, 2014 was $26,778 (2013 – gain of $36,746).

For the Three Months Ended May 31, 2014

Revenue for the three months ended May 31, 2014 comprised $42,581 commercial sales (2013 - $12,050), $60,000 contract income (2013 - $15,000) and $Nil grant revenue (2013 - $46,164).

The Company had a net income of $1,813,290 for the three months ended May 31, 2014 as compared to net loss of $1,171,537 for the three months ended May 31, 2013. This was a decreased loss of $2,984,827 over the prior period which can be mainly attributed to:

•	As a result of having exercise prices denominated in other than the Company’s functional currency, the Company’s warrants meet the definition of derivatives and are therefore classified as derivative liabilities measured at fair value with noncash adjustments to fair value recognized through the condensed interim consolidated statements of loss and comprehensive loss. Fair values are based on Black-Scholes option pricing model. During the three months ended May 31, 2014, there was a gain on fair value of warrant liability of $3,023,391 (2013 - loss of $353,119) for a net fluctuation of $3,376,510 additional gain than the prior period. The gains and losses in these periods are a reflection of the Company’s share price fluctuations with increases in share prices causing greater warrant liability and a loss on fair value of warrant liability, while decreases in share prices cause a gain on fair value of warrant liability. The gain in the current period was caused by the Company’s share price decreasing from February 28, 2014 to May 31, 2014, while the loss in the prior period was caused by share price increasing from February 28, 2013 to May 31, 2013. Changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

•	Salaries, wages and benefits of $324,341 for the three months ended May 31, 2014 (2013 - $198,720) for a net fluctuation of $125,621. This was caused by additional personnel in the current period. The Company also discontinued the temporary voluntary salary reductions that were initiated in the prior period.

•	Research and development of $462,129 for the three months ended May 31, 2014 (2013 - $178,202) for a net fluctuation of $283,927. This was due to an increase in research and development activity in the current period, particularly outside contracts for C. diff research.

•	Foreign exchange gain of $141,700 for the three months ended May 31, 2014 (2013 – loss of $30,389) for a net fluctuation of $172,089. This was due to weakness in the Canadian to U.S. foreign exchange rates.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 12 -	For the Nine Months Ended May 31, 2014

Summary of Quarterly Results (prepared under IFRS)

The table below presents selected financial data for the Company’s most recently completed quarters.

(In $000's except per share data)

		For the Years Ended August 31,
	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Financial results
Revenues	$103	$91	$59	$295	$73	$61	$116	$50
Net income (loss) for period	1,813	(238)	(5,380)	(9,305)	(1,171)	(3,644)	(766)	(1,711)
Income (loss) per share	0.02	(0.00)	(0.08)	(0.17)	(0.02)	(0.07)	(0.02)	(0.03)

Statement of Financial Position data
Cash and cash equivalents	14,785	15,841	16,845	7,860	1,789	922	1,632	999
Assets	15,506	16,535	17,442	8,513	2,234	1,401	2,160	1,544
Shareholders' equity (deficit)	11,153	9,131	8,405	(3,142)	(3,117)	(3,196)	684	852

Fluctuations in net income (loss) between quarters can be mainly attributed to changes in fair value of warrant liability as follows:

(In $000's)

	For the Years Ended August 31,
	2014			2013				2012
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Change in fair value of warrant liability - gain (loss)	$3,023	$1,469	$(3,670)	$(8,135)	$(353)	$(2,767)	$139	$(13)

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 13 -	For the Nine Months Ended May 31, 2014

Transactions with Related Parties

For the nine months ended May 31, 2014, the Company had the following transactions with key management personnel:

	Salary and		Director	Professional	Accounts
	Benefits	Consulting	Fees	Fees	Payable
Frank Oakes - Director & Officer	$359,431	$-	$-	$-	$-
Dorothy Oakes - Relative of Director & Officer	63,731	-	-	-	-
Daniel Morse - Director	-	-	2,350	-	-
David Hill - Director	-	-	3,400	-	1,050
Mayank (Mike) Sampat - Director	-	-	4,400	-	1,050
Greg Baxter - Director	-	-	3,350	-	-
Tessie Che - Director	-	-	2,350	-	-
Herb Chow - Officer	147,148	-	-	-	-
Catherine Brisson - Officer	142,990	-	-	-	-
Kathi Niffenegger - Officer	142,335	-	-	-	-
Mark McPartland - Officer	94,914	-	-	-	-
Scott Davis - Former Officer	-	-	-	8,658	-

	$950,549	$-	$15,850	$8,658	$2,100

For the nine months ended May 31, 2013 the Company had the following transactions with key management personnel:

	Salary and		Director	Professional	Accounts
	Benefits	Consulting	Fees	Fees	Payable
Frank Oakes - Director & Officer	$41,400	$-	$-	$-	$58
Dorothy Oakes - Relative of Director & Officer	63,460	-	-	-	-
Daniel Morse - Director	-	11,325	2,350	-	-
David Hill - Director	-	-	2,350	-	-
Mayank (Mike) Sampat - Director	-	-	2,350	-	-
Greg Baxter - Director	-	-	2,350	-	-
Darrell Brookstein - Former Director & Officer	41,575	-	-	-	97
Malcolm Gefter - Former Director	-	3,000	-	-	-
Herb Chow - Officer	124,105	-	-	-	-
Catherine Brisson - Officer	120,875	-	-	-	-
Scott Davis - Former Officer	-	-	-	40,451	-
John Sundsmo - Former Officer	63,628	-	-	-	-

	$455,043	$14,325	$9,400	$40,451	$155

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 14 -	For the Nine Months Ended May 31, 2014

The share-based payments to current and former directors, family members of directors, and officers of the Company during the nine months ended May 31, 2014 were $615,651 (2013 - $320,972). Share-based payments are the vested fair value of the options granted.

On August 14, 2002, the Company entered into an agreement to pay royalties to an officer in exchange for assignment of patent rights to the Company. The royalty is 5% of gross receipts in excess of $500,000 annually from products using this invention. The Company’s current operations utilize this invention. The royalties for the nine months ended May 31, 2014 were $Nil (2013 - $Nil).

Commitments

The Company leases three buildings and facilities under sublease agreements with the Port Hueneme Surplus Property Authority. On September 1, 2010, the Company exercised its option to extend the three buildings and facilities sublease agreements. The Company has an option to extend the lease for another five years.

The Company also leases office facilities effective July 1, 2011 for a term of three years with the option to extend for an additional two years. The Company must also pay a portion of the common area maintenance. The Company exercised the option to extend the lease effective July 1, 2014 and the future minimum lease payments are included in the table below.

Future minimum lease payments as at May 31, 2014 and August 31, 2013, are as follows:

	May 31,	August 31,
	2014	2013
For The Year Ending August 31,
2014	$39,091	$143,735
2015	157,353	89,349
2016	70,984	14,892

	$267,428	$247,976

Rent expense on these lease agreements for the nine months ended May 31, 2014 was $135,421 (2013 - $133,436).

The Company has purchase order commitments totalling approximately $261,000 at May 31, 2014, for contracts and consultants (August 31, 2013 - $45,000).

The Company has two commitments under certain supply agreements with customers for fixed prices per gram on a non-exclusive basis except within that customer’s field of use. These agreements automatically renew each January unless terminated in writing by either party.

Investor Relations

The Company contracted the services of an investor relations firm, MZHCI, beginning October 2012 for a six month term which was extended monthly and ended in November 2013.

The Company contracted the services of an investor relations firm, Stonegate, Inc., beginning April 2014 for a six month term, with an optional monthly renewal thereafter.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 15 -	For the Nine Months Ended May 31, 2014

New Accounting Standards, Amendments and Interpretations

New Accounting Standards Adopted in the Current Period

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013. The Company has adopted the following standards effective September 1, 2013 and they do not have significant effect on the condensed interim consolidated financial statements:

•	IFRS 10 - Consolidated Financial Statements. IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated – Special Purpose Entities. The adoption of IFRS 10 did not result in any change in the Company’s scope of consolidation or the Company’s financial statements.

•	IFRS 11 - Joint Arrangements. IFRS 11 establishes principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The adoption of IFRS 11 did not result in any change in the Company’s financial statements.

•	IFRS 12 - Disclosure of Interests in Other Entities. IFRS 12 is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities. This standard replaces the disclosure requirements of IAS27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures. The adoption of IFRS 12 did not result in any change in the Company’s financial statements.

•	IFRS 13 - Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. The standard applies prospectively from the beginning of the annual period in which it is adopted. The adoption of IFRS 13 did not require adjustments to the Company’s fair value measurement methods, which remain unchanged. The adoption of IFRS 13 did not result in any change in the Company’s financial statements.

Accounting Standards Issued But Not Yet Applied

A number of new standards, amendments to standards and interpretations have been issued but are not yet effective until future years. The Company does not expect to adopt any of these standards before their effective dates. The extent of the effects of these new accounting standards on the condensed interim consolidated financial statements has not been determined. The following new standards have not been applied in preparing these condensed interim consolidated financial statements:

•	IFRS 9 - Financial Instruments. This standard partially replaces IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the classification and measurement of financial assets. The standard is effective for annual periods beginning on or after January 1, 2015.

Financial Instruments and Risks

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign exchange risk and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders, and to have sufficient funds on hand for business opportunities as they arise.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 16 -	For the Nine Months Ended May 31, 2014

The Company considers the items included in share capital as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through short-term prospectuses, private placements, sell assets, incur debt, or return capital to shareholders. As at May 31, 2014, the Company does not have any debt and is not subject to externally imposed capital requirements.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result in market interest rates. The Company is exposed to interest rate risk to the extent that the cash maintained at the financial institutions included in the Company’s cash and cash equivalents are subject to a floating rate of interest. The interest rate risks on cash are not considered significant.

Foreign Exchange Risk

The Company incurs operating expenses and capital expenditures mostly in U.S. dollars, with some operating expenses incurred in Canadian dollars which are subject to foreign currency fluctuations. The fluctuation of the U.S. dollar in relation to Canadian dollars will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. As at May 31, 2014, the Company had approximately $5,863,000 Canadian dollars and the U.S. dollar was equal to 1.083 Canadian dollars. Based on the exposure as at May 31, 2014, a 5% change in the Canadian/U.S. exchange rate would impact the Company’s loss and comprehensive loss by approximately $293,000.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents and amounts receivable. Management’s assessment of the Company’s credit risk for cash and cash equivalents is low as cash and cash equivalents are held in financial institutions believed to be credit worthy. The Company limits its exposure to credit loss by placing its cash with major financial institutions and invests only in short-term obligations.

Approximately 81% of the Company’s commercial sales and contract income during the nine months ended May 31, 2014 were from three customers (2013 - 83% from two customers). All of the grant revenue during the nine months ended May 31, 2014 was received from NSF (2013 - 100% from NSF).

Approximately 78% of the Company’s amounts receivable at May 31, 2014, were from three customers (August 31, 2013 - 10% from six customers), Nil% from NSF grants (August 31, 2013 – 88%), and 3% from GST refunds (August 31, 2013 - 6%).

While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company estimates its maximum credit risk for amounts receivable at the amount recorded on the statement of financial position.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at May 31, 2014, the Company had a cash and cash equivalents balance of $14,785,468 (August 31, 2013 - $7,859,889) to settle current liabilities of $492,970 exclusive of $528,526 noncash current portion of warrant liability (August 31, 2013 - $454,063 exclusive of $3,454,745 noncash current portion of warrant liability).

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 17 -	For the Nine Months Ended May 31, 2014

Fair Value

The fair value of the Company’s financial instruments is believed to equal the carrying amounts due to the short terms to maturity.

Fair value measurement disclosures include classification of financial instrument fair values in a fair value hierarchy comprising three levels reflecting the significance of the inputs used in making the measurements, described as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Valuations based on directly or indirectly observable inputs in active markets for similar assets or liabilities, other than Level 1 prices such as quoted interest or currency exchange rates; and

Level 3: Valuations based on significant inputs that are not derived from observable market data, such as discounted cash flow methodologies based on internal cash flow forecasts.

The Company’s fair value of cash and cash equivalents under the fair value hierarchy is measured using Level 1 inputs and fair value of the warrant liability is measured using Level 2 inputs.

Risks and Uncertainties

The Company is subject to known and unknown risks and uncertainties. In making a decision to invest in the Company, undue reliance should not be placed on forward-looking statements in this MD&A and careful consideration should be given to the risks and uncertainties and other information included or incorporated by reference herein. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future result, performance or achievement expressed or implied by forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to:

•	Operating losses and the extent of any future losses;
•	Our ability to obtain, on satisfactory terms or at all, the capital required for product development, operations and marketing;
•	If the Company cannot raise additional capital on acceptable terms, it may delay or be unable to pursue further development of its product portfolio, obtain regulatory approvals or commercialize its product candidates.
•	Delays and other uncertainties related to new product development and manufacturing;
•	Delay of, or failure to obtain, necessary regulatory approvals and, ultimately, product launches by the Company or its customers;
•	Dependence on third parties for successful clinical development, manufacture and commercialization of our products;
•	Dependence on third parties for the manufacture of certain of our products, components or processes;
•	Our ability to attract and retain business partners and key personnel;
•	Our ability to establish or manage manufacturing, development or marketing collaborations;
•	Our ability to obtain adequate supplies of KLH from either ocean harvest or internally raised giant keyhole limpets;
•	Our ability to manufacture products in sufficient quantities;
•	Our ability to profitably commercialize our products;
•	Our ability to secure or retain key suppliers of raw materials and components;
•	Our ability to secure backup manufacturing capacity for some of our key products;
•	Our ability to obtain patent protection and protect our intellectual property rights;
•	Our ability to operate as a going concern;
•	The ability of our products to achieve market acceptance;
•	Commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	Uncertainty related to intellectual property liability rights and liability claims asserted against us;
•	Uncertainty related to product liability claims;

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 18 -	For the Nine Months Ended May 31, 2014

•	Uncertainty related to high costs, long development timelines, and complexities associated with new drug research and development;
•	Uncertainty related to ongoing regulatory review of our products;
•	Environmental risks and the costs to comply with environmental and health and safety regulations in the future;
•	Impact of competitive products and pricing;
•	Impact of foreign currency fluctuations;
•	Impact of volatility of the stock market and our share price;
•	Rapid technological change that could make our products or technology obsolete;
•	Future levels of government funding; and
•	General economic, business and market conditions.

Management’s Responsibility for Financial Statements

The information provided in this report, including the condensed interim consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements.

Internal Controls Over Financial Reporting

Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Lack of optimal segregation of duties has been observed due to the relatively small size of the Company, but management believes that these weaknesses have been adequately mitigated through management and director oversight.

Approval

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee. This Committee meets periodically with management and annually with the independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting and internal control matters before the consolidated financial statements are approved by the Board of Directors and submitted to the shareholders of the Company. The Board of Directors of Stellar has approved the condensed interim consolidated financial statements and the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 19 -	For the Nine Months Ended May 31, 2014

 Other MD&A Requirements

Additional information is available on the Company’s website at www.stellarbiotechnologies.com or on SEDAR at www.SEDAR.com.

Outstanding Shares, Warrants and Stock Options

As at July 9, 2014, the Company had the following outstanding:

•	78,123,750 common shares

•	Warrants:

Exercise Price	Number of Warrants	Expiry Date

CDN$0.75	1,110,400	October 2, 2014
CDN$0.50	85,200	October 2, 2014	Agent options
CDN$1.25	278,400	January 23, 2015
CDN$0.40	4,000,000	October 25, 2015
CDN$0.25	400,000	October 25, 2015	Agent options
CDN$0.40	278,400	January 4, 2016
CDN$0.25	66,000	January 4, 2016	Agent options
$1.35	4,711,902	September 9, 2016
$1.05	200,000	September 9, 2016	Agent warrants
$1.35	952,377	September 20, 2016
$1.05	133,333	September 20, 2016	Agent warrants

	12,216,012

Agent options are convertible into units. A unit consists of one common share and may include an additional whole or partial warrant. The agent options expiring October 2, 2014 include one-half warrant. The agent options expiring October 25, 2015 and January 4, 2016 include one warrant. The agent warrants expiring September 9, 2016 and September 20, 2016 are convertible into one common share each and do not include additional warrants.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 20 -	For the Nine Months Ended May 31, 2014

•	Stock options:

Exercise Price	Number of Options	Expiry Date

CDN$0.25	125,000	October 23, 2015
CDN$0.28	1,645,000	April 9, 2017
CDN$0.25	55,000	May 17, 2017
CDN$0.28	20,000	June 28, 2017
CDN$0.28	70,000	July 13, 2017
CDN$0.64	70,000	October 25, 2017
CDN$1.00	60,000	February 10, 2018
CDN$0.65	848,600	August 8, 2018
CDN$0.50	5,000	September 26, 2018
CDN$0.40	70,000	December 22, 2018
CDN$1.87	100,000	November 7, 2018
CDN$0.42	853,600	April 13, 2019
CDN$0.29	90,000	June 18, 2019
CDN$0.37	150,000	August 9, 2019
CDN$0.37	150,000	August 16, 2019
CDN$0.25	58,333	October 23, 2019
CDN$0.25	215,000	December 19, 2019
CDN$0.58	560,000	May 14, 2020
CDN$0.58	100,000	May 23, 2020
$1.83	495,000	November 1, 2020
$1.84	100,000	November 15, 2020
CDN$0.94	95,000	June 27, 2021

	5,935,533

Contingencies

There are no contingent liabilities.

Proposed Transactions

There are no proposed transactions that have not been disclosed herein.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual reports could differ from management’s estimates.

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A

Stellar Biotechnologies, Inc.	- 21 -	For the Nine Months Ended May 31, 2014

CORPORATE DATA

July 9, 2014

HEAD OFFICE

Stellar Biotechnologies, Inc.

332 E. Scott Street

Port Hueneme, CA 93041 USA

Tel: 805-488-2800

Fax: 805-488-2889

Canadian Regulatory Address

1500 Royal Centre

1055 West Georgia Street

P.O. Box 11117

Vancouver, BC, V6E 4N7

Canada

Tel: 604-689-9111

Fax: 604-685-7084

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

3rd floor, 510 Burrard Street

Vancouver , BC, V6C 3B9

Canada

SOLICITORS

McMillan LLP

1500 Royal Centre

1055 West Georgia Street

P.O. Box 11117

Vancouver, BC, V6E 4N7

Canada

Tel: 604-689-9111

Fax: 604-685-7084

Greenberg Traurig, LLP

One International Place,

20th Floor

Boston, MA 02110 USA

Tel: 617-310-6000

Fax: 617-310-6001

AUDITORS

Moss Adams LLP

Certified Public Accountants

10960 Wilshire Blvd. Suite 1100
Los Angeles, CA 90024 USA

Tel: 310-477-0450

Fax: 310-477-8424

DIRECTORS, OFFICERS AND KEY EMPLOYEES

Frank Oakes

Daniel E. Morse, Ph.D

David L. Hill, Ph.D

Mayank (Mike) Sampat

Gregory Baxter, Ph.D

Tessie M. Che, Ph.D

Kathi Niffenegger

Catherine Brisson, Ph.D

Herbert S. Chow, Ph.D

Mark McPartland

President, CEO and Director

Director

Director

Director

Director

Director

Chief Financial Officer and

Corporate Secretary

Chief Operating Officer

Chief Technology Officer

VP of Corporate Development

and Communications

INVESTOR CONTACTS Tel: (805) 488-2800 Email: IR@stellarbiotech.com www.stellarbiotechnologies.com www.KLHsite.org www.facebook.com/StellarBiotech
LISTING TSX Venture Exchange Trading Symbol: KLH CUSIP #: 85855A104	Trading Symbol in U.S. OTCQB - SBOTF

TSXV: KLH-V OTCQB: SBOTF	Q3 2014 MD&A